EXHIBIT 3

Form of Letter to the Board of Directors

To: Board of Directors and Management of Calmare Therapeutics, Inc.

From: Stan Yarbro on behalf of the ‘Group’ as set forth in the Scheduled 13D filed on June 30, 2017

Date: July 14, 2017

Subject: Request for Meeting with Calmare Board of Directors and Management

Gentlemen,

It has now been over two weeks since the Schedule 13D was filed with the U.S. Securities and Exchange Commission (“SEC”) seeking a meeting with the Board of Directors and Senior Management of Calmare Therapeutics, Inc. (“Calmare” and/or the “Company”) to discuss the status of an operating plan to return Calmare Therapeutics to a profitable status. The ‘Group’ (as set forth in the Schedule 13D) has not received any response from the Company to address the Schedule 13D or to schedule a meeting as requested therein. Given the Company’s failure to file its annual Form 10-K (for the year ending December 13, 2016) and its quarterly 10-Q reports for 2017, and has not provided any information on the current financial status of the Company, we are seeking that this meeting be expedited so that shareholders can be made aware of the Company’s current financial status and any plans that management has to correct the current situation.

To expedite the meeting the ‘Group’ is proposing the following dates to meet:

Wednesday, August 2,2017 @ 2:00PM or

Tuesday, August 8, 2017 @2:00PM or

Thursday, August 24, 2017 @2:00PM.

We suggest the meeting be held at the Corporate Offices of Calmare.

Your immediate response to our proposal is requested. Calmare’s current financial status seems to be continuing to deteriorate and the stockholders want to understand what actions are being planned to remedy the current situation.

Respectfully,

Stan Yarbro and the ‘Group’

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